SHRINK NANOTECHNOLOGIES, INC.
2038 Corte del Nogal, Suite 110
Carlsbad, California  92011

August 11, 2010

Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities & Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re:                      Shrink Nanotechnologies, Inc.
        Form 10-K for the year ended December 31, 2009,
        Filed April 15, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 0-52860

Dear Mr. Vaughn:

Reference is hereby made to the correspondence of the Securities and Exchange Commission accounting staff (the “Staff” or “SEC” or “your”) to Shrink Nanotechnologies, Inc., a Delaware corporation (the “Company”), dated as of July 16, 2010 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Original Annual Report”) and to the Company’s Form 10-Q, for the quarterly period ended March 31 2010.  In response to your Comment Letter, we respectfully provide you with the following responses, each in number order, to the corresponding Item in your Comment Letter.  In addition, (i) we have filed an amended Quarterly Report on Form 10-Q for the period ended March 31, 2010 containing the proper certifications (the “Amended March 2010 10-Q”), and (ii) have endeavored to reflect each of your final comments in the Form 10-Q for the period ended June 30, 2010.

Staff Comment

Form 10-K for the year ended December 31, 2009

Note 5 – Research and License Agreement, page F-12

1.
We note your response to prior comment 3.  However, it is still not clear to us how you have recorded the stock grants in your financial statements.  You state that you recorded the stock grants as expense at the date of issuance.  Separately, you state that you recorded the grants as a prepaid expense that you are recognizing as expense throughout the term of the contract.  Please clarify for us how you are accounting for these grants by providing us with the journal entries you record relating to these grants.

Company Response

Kevin L. Vaughn
U.S. Securities & Exchange Commission
August 11, 2010

 To clarify our previous response, the effective date of the agreement is used to determine the value of the stock grant, the expense is recognized throughout the term of the contract and a prepaid expense is recognized at the date of stock issuance.  The following are journal entries made to record monthly expense recognition and stock issuances related to Andrew Simon’s consulting contract (agreement dated February 15, 2010, term of contract is one year and number of shares 300,000 prior to 1:5 forward split):

			Debit	Credit
At the effective date of the agreement, no accounting entry is made			-
Contract value, 300,000 shares valued at $.54 per share or $162,000				-

At 2/28/10, monthly expense accrual (1/2 month), prior to stock issuance
Dr.	Consulting - stock based expense		6,750
	Cr.	Accrued Stock Based Expense		6,750

At 3/23/10, the date of stock issuance
Dr.	Accrued Stock Based Expense		6,750
Dr.	Prepaid Expense		155,250
	Cr.	Common Stock		300
	Cr.	Additional Paid in Capital		161,700

At 3/31/10, monthly expense accrual (full month), following stock issuance
Dr.	Consulting - stock based expense		13,500
	Cr.	Prepaid Expense		13,500

Staff Comment

2.
We note from your response to prior comment 4 that some of the “future expenses” in your table have been incurred and paid as of December 31, 2009.  Given that some of these expenses have been incurred and paid as of December 31, 2009, your caption “future expenses” may be confusing to financial statement users.  Please revise your future filings accordingly or otherwise explain to us why you believe your disclosure should not be revised.

Company Response

 The Company’s intent with this caption was to alert as to disclosure of the Company’s current and readily ascertainable future obligations or anticipated expenses in relation to its contracts. The Company will remove the note caption to reflect that such note relates to expenses that have already been incurred.  We have also clarified, where practicable and material, those expenses that are future expenses.

Kevin L. Vaughn
U.S. Securities & Exchange Commission
August 11, 2010

Note 7 – Convertible Debentures, Warrants, page F-14

Staff Comment

3.
We note from your response to prior comment 7 and 8 that you plan to classify the warrants you have issued as derivative liabilities based on the guidance set forth in FASB ASC paragraph 815-10-15-102.  In applying the guidance set forth in FASB ASC paragraph 815-10-15-102, please tell us how you considered the scope exception in FASB ASC paragraph 815-10-15-74 through 78.

Company Response

Please note that the content of previous Note 7, is contained in Notes 9 and 10 of our most recent Quarterly Report on Form 10-Q for the period ended June 30, 2010.  When considering the guidance set forth in FASB ASC paragraph 815-10-15-74 through 78, we determined at the time of issuance, the warrants issued were both: indexed to our own stock and classified in stockholders equity section.  When determining that the warrants should be classified in stockholders equity at the time of issuance, we used the guidance set forth in FASB ASC paragraph 815-40 (described in our response to Staff Comment 4).  We used the guidance provided in FASB ASC paragraph 815-40-15-5 through 8 to determine if the warrants were indexed to our own stock by analyzing the contingent exercise provisions and settlement provisions found within the warrants.

Upon further management review and discussion with the Staff, we have come to the conclusion that the warrants will continue to be classified as equity for the foreseeable future (barring any unexpected changes to the terms of the warrants).  As described in the preceding paragraph, at the time of issuance the warrants meet the scope exception described in FASB ASC paragraph 815-10-15-74 through 78.  Six months following the issuance date, a cashless exercise provision (or “net share settlement”) becomes exercisable.   Despite the net share settlement option becoming exercisable we found the contingent exercise and settlement provisions found within the warrants are still consistent with those characteristics defined in FASB ASC paragraph 815-40-15-5 through 8 to be considered indexed to our own stock.  Our previous responses to Staff comments regarding re-classifying the warrants as a liability six months following their issuance dates were incorrect.

Staff Comment

4.	Notwithstanding the prior comment, please explain to us how you evaluated your warrants under FASB ASC subsection 815-40-25, which applies to contracts in your own equity.

Kevin L. Vaughn
U.S. Securities & Exchange Commission
August 11, 2010

Company Response

 At the time of issuance of our warrants, we used the guidance provided in FASB ASC subsection 815-40-25, which describes required criteria, timing and location for initial balance sheet classification for contracts in an entity’s own equity.   At the time of issuance, we determined there to be no option for a net cash settlement found within the warrants and there is no event that would allow for such settlement.  We then determined the following conditions had been met for an equity classification (please note that this information is now contained in Notes 9 and 10):

a.	The warrants permit us to settle the contract in unregistered shares

b.	We have sufficient authorized and unissued shares

c.	The warrants contain an explicit share limit

d.	No required cash payment is due if we fail to timely file

e.	There is no cash-settled top-off or make-whole provisions

f.	The warrant holders rights do not rank higher than any shareholder rights

g.	No collateral is required

Staff Comment

5.
We note your response to prior comment 8.  Please clarify which of your debt agreements contained down round protection and tell us the date that you modified the agreements to remove the down round protection.

Company Response

The consolidated May 2009 $218,121 post-Shrink Technologies, Inc. share exchange note, payable to Noctua Fund, LP mistakenly contained the down round protection, which contradicted the intent of the parties in the share exchange as to the intended capitalization and potential dilution of the Company.

All parties to the transaction underlying the May 2009 share exchange which resulted in  the consolidation of the above $218,121 note, including (i) the Company, (ii) Noctua Fund, LP as creditor, and (iii) the former Shrink Technologies, Inc. shareholder, hold that the down round provision was never intended and therefore, not legally valid or enforceable.  The inclusion of the down round provision was purely a mistake, was never even attempted to be enforced, and was therefore void ab initio.  With that said, on June 1, 2009 Noctua Fund L.P. advised of the mistake and confirmed their waiver of this provision, ab initio, and the parties mutually assented to the unenforceability of this clause from inception of the note and agreed to waive this provision of the Note.

Kevin L. Vaughn
U.S. Securities & Exchange Commission
August 11, 2010

Staff Comment

6.
Further to the above, we note from your response that down-round provisions in your agreement were “unenforceable.”  In describing why the provision is unenforceable, you describe a lack of intent from both parties to utilize this provision.  Please clarify for us if the provision is legally unenforceable or if you believe that neither party planned to enforce the provision.  To the extent that you believe that the provision is legally unenforceable, please provide us with an unconditional legal opinion from counsel qualified to opine on the governing laws that support such assertion.

Company Response

The inclusion of the down-round provision was a mutual mistake in fact, ab initio in the note.  The consensus ad idem of the creditor and debtor alike, was to not include said provision as indicated above.  The “unenforceability” of the provision is a consequence of its mistaken inclusion and contradiction with the contemporaneous share exchange agreement which agreed to provide the shareholder of Shrink with a 1/3 interest in the Company.

Form 10-Q for the quarter ended March 31, 2010

Staff Comment

7.	We note your response to prior comment 9, but do not see where you have filed an amendment to your Form 10-Q for the quarter ended March 31, 2010. Please advise.

Company Response

 An Amended March 2010 10-Q for the quarter ended March 31, 2010 is being filed contemporaneously herewith.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Continued]

Kevin L. Vaughn
U.S. Securities & Exchange Commission
August 11, 2010

If you should have any questions or desire any additional information, please feel free to contact the undersigned at any time.

Sincerely,

SHRINK NANOTECHNOLOGIES, INC.

/s/   Mark L. Baum
By: Mark L. Baum, Esq.
Its: President and Chief Executive Officer